Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Harmon Industries, Inc.
Commission File No. 000-07916



                                                     Press contacts:

                                                     GE HARRIS HARMON
                                                     Susan K. Breon
                                                     814/875-3457
                                                     susan.breon@trans.ge.com

                                                     Steve Schmitz,
                                                     (816) 229-3345 x1607
                                                     sschmitz@harmonind.com
                                                     www.geharrisharmon.com



               GE COMPLETES ACQUISITION OF HARMON INDUSTRIES, INC.

Erie, PA (September 1, 2000) - The General Electric Company (NYSE: GE) announced today the completion of the acquisition of Harmon Industries, Inc. Late Thursday, Harmon Industries became a wholly-owned subsidiary of GE. GE acquired over 90% of the Harmon shares tendered in the offer. Each remaining Harmon Industries share was converted into the right to receive 0.527 GE shares in the merger.

Harmon Industries is being combined with GE Harris Railway Electronics, LLC, a joint venture between GE Transportation Systems and Harris Corporation to operate as GE Harris Harmon Railway Technology, LLC. The new operation includes 2,500 employees worldwide with over 20 facilities in North America, United Kingdom, and Europe. Greg Herrema, current President and CEO of GE Harris, was named as the new leader of GE Harris Harmon.

"This acquisition is a key element of GE's vision to deliver advanced integrated train control systems to our customers worldwide," said Herrema. "The combination of GE Harris and Harmon Industries creates a tremendous portfolio of products, systems, and services. Additionally, Harmon's extensive railroad systems knowledge and engineering technology resources enhance our ability to deliver comprehensive, innovative train control solutions. As we begin integrating the businesses, we are excited by the opportunities to increase value for our customers."

GE Transportation Systems is a $2 billion global leader in surface transportation products and services including freight and passenger locomotives and maintenance service, global railroad services such as remote monitoring & diagnostics, railway control and communications systems, propulsion and auxiliary power systems for transit vehicles and motorized drive systems for mining trucks. For more information, visit the GE Transportation Systems web site at www.getransportation.com.

                                      # # #